Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	Year ended December 31,					Nine months ended September 30,
	1998	1999	2000	2001	2002	2003
Earnings:
Income before income taxes (1)	$101,595	$128,901	$146,071	$143,352	$145,948	$97,984
Add:
Interest expense	533	901	1,301	7,200	7,120	5,354
Other adjustments	4,601	5,323	5,603	5,080	4,564	3,566

Total earnings	$106,729	$135,125	$152,975	$155,632	$157,632	$106,904

Fixed charges:
Interest expense	$533	$901	$1,301	$7,200	$7,120	$5,354
Other adjustments	4,601	5,323	5,603	5,080	4,564	3,566

Total fixed charges	$5,134	$6,224	$6,904	$12,280	$11,684	$8,920

Ratio of earnings to fixed charges	20.79	21.71	22.16	12.67	13.49	11.98

(1)	Income before income taxes includes minority interests.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.